111 E. Wacker Drive, Suite 2800 Chicago, Illinois 60601 Tel 312.527.4000 Fax 312.527.2015 www.shefskylaw.com

Paul T. Jenson

Direct Dial: (312) 836-4046
Direct Facsimile: (312) 275-7581
E-mail: pjenson@shefskylaw.com

025793-2

November 14, 2008

Mr. Daniel L Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	NTS Realty Holdings Limited Partnership
Form 10-K for the fiscal year ended December 31, 2007
File No. 001-32389

Dear Mr. Gordon:

We are writing on behalf of our client, NTS Realty Holdings Limited Partnership (the “Company”), in response to the comment contained in the Staff’s letter dated November 5, 2008.  In addition, for your convenience we have reproduced your comment in this letter and included our response directly below the comment.

Consolidated Statements of  Cash Flows, page 39

Please tell us how you determined the Investment in joint ventures by minority interest, net, should be classified as a cash flow from investing activities as it appears that his could be viewed as a financing activity.

RESPONSE:

During 2007, the Company acquired two properties.  The Company acquired The Overlook at St. Thomas in Louisville, Kentucky on March 14, 2007 for approximately $46.0 million and Creeks Edge at Stony Point in Richmond, Virginia on August 14, 2007 for approximately $32.3 million.  Both of these properties were acquired using a tenant in common ownership structure where the Company purchased a 60% and 51% undivided interest in each property, respectively.  In an effort to diversify the Company’s risk, an unaffiliated third-party investor acquired an undivided, tenant in common interest in these properties.  These properties were acquired with mortgages of approximately $36.0 million and $22.75 million, respectively.  The Company considered the guidance found in Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (“SFAS No. 95”) regarding the classification of cash receipts (paragraph 14), cash flows from investing activities (paragraphs 15-17) and cash flows from financing activities (paragraphs 18-20).  The approximately $78.3 million in purchases were classified as investing activities while the $58.75 million of proceeds on mortgages were classified as financing activities in the Company’s Consolidated Statements of Cash Flows.  The Company chose to classify the unaffiliated third-party’s investment in these two properties as an investing activity in its Consolidated Statements of Cash Flows because the Company believes it accurately measured the cash it used to acquire these two properties.  The Company believes that the nature of the investment by the unaffiliated third-party is not a financing to the Company and that the participating investment in the properties should not be classified as financing cash flow in its Consolidated Statements of Cash Flows.

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments with respect to the Company’s Form 10-K for the year ended December 31, 2007.  The Company hopes that the information included in this response satisfies the Staff’s comments.

Please contact me if you have any questions or require additional information.

Sincerely,

SHEFSKY & FROELICH LTD.

/s/ Paul T. Jenson
Paul T. Jenson

cc:	Brian F. Lavin
Gregory A. Wells
Timothy Baker
Cezar M. Froelich